EXHIBIT 4.8

WAIVER AND CONSENT

This WAIVER AND CONSENT (this “Waiver and Consent”) is dated as of May 21, 2026, by and between VolitionRx Limited, a Delaware corporation (the “Company” or “Maker”), and Lind Global Asset Management XII LLC, a Delaware limited liability company (“Lind” or “Holder”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Notes (defined below). The terms of this Waiver and Consent shall be deemed effective as of May 8, 2026 (the “Effective Date”).

WHEREAS, the Company and Lind previously entered into a Securities Purchase Agreement, dated May 15, 2025, as amended and restated on January 7, 2026 (the “A&R Purchase Agreement”), pursuant to which the Company issued and sold to Lind in private placement transactions in addition to certain common stock purchase warrants, (a) a senior secured convertible promissory note in the principal amount of $7,500,000 (the “May Note”) that is convertible into shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), and (b) a senior secured convertible promissory note in the principal amount of $2,400,000 (together with the May Note, the “Notes”);

WHEREAS, Section 2.1(s) of each Note provides that an Event of Default occurs if the Company’s Market Capitalization is below $22,500,000 for ten consecutive Trading Days (a “Market Capitalization Default”);

WHEREAS, a Market Capitalization Default occurred as of the Effective Date; and

WHEREAS, Lind desires to (i) except with respect to the Triggered Conversion Right (as defined below), waive the remedies set forth in Sections 2.2(b) and 2.2(c) of each Note, and any other remedies available in the Transaction Documents, in each case only to the extent triggered by the Market Capitalization Default; and (ii) waive any future Events of Default under Section 2.1(s) of each Note and waive the remedies available under Section 2.2 of each Note in connection therewith.

NOW, THEREFORE, in consideration of the above recitals and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Waiver and Consent. Lind hereby unconditionally and irrevocably: (i) solely with respect to a Market Capitalization Default waives all of its rights with respect to, and agrees not to enforce any obligation of the Company under Sections 2.2(b) and 2.2(c) of each Note, except with respect to Section 2.2(a) of each Note and its right to exercise the Triggered Conversion Right (as defined herein) under clause (x)(a) in Section 2.2(c) of each Note, and any corresponding rights or remedies arising under any of the Transaction Documents, including without limitation, any right to (A) declare any amounts due and payable or demand immediate payment in full of any Outstanding Principal Amount or other obligations, (B) accelerate any obligations under the Notes or any other Transaction Documents, or (C) foreclose upon, seize or exercise any other remedy with respect to any Collateral or Guarantor Collateral; and (ii) agrees to waive and hereby waives any future Events of Default arising under Section 2.1(s) of each Note and waives the remedies available under Section 2.2 of each Note and any corresponding rights or remedies arising under any of the Transaction Documents with respect to any such future Market Capitalization Default, including, without limitation, any right to declare amounts due and payable, demand immediate payment in full, accelerate obligations or foreclose upon any Collateral or Guarantor Collateral. Notwithstanding the foregoing, the Holder, in its sole and absolution discretion, may from time-to-time demand that all or a portion of the Outstanding Principal Amount be converted into shares of Common Stock at the lower of (i) the then-current Conversion Price under each Note and (ii) ninety-percent (90%) of the average of the three (3) lowest VWAPs during the twenty (20) Trading Days prior to the delivery by the Holder of the applicable notice of conversion; provided that such conversion does not result in beneficial ownership exceeding the Maximum Percentage at such time (such conversion shall be referred to as the “Triggered Conversion Right”). Notwithstanding anything in the Notes to the contrary Holder shall not be entitled to require Maker to prepay a portion of the Notes in cash under Section 3.6(a)(i) of the Notes or claim compensation for Buy-In on failure to timely deliver Conversion Shares under Section 3.8 of the Notes, if a failure to deliver shares in respect of the Holder’s exercise of the Triggered Conversion Right shall be the sole result of such conversion causing the Holder to exceed the Maximum Percentage. For purposes of clarification, (A) the occurrence of the Market Capitalization Default as of the Effective Date resulted in the imposition of the Mandatory Default Amount in an amount equal to 110% of the Outstanding Principal Amount of each Note and any further Events of Default shall not result in the imposition of a Mandatory Default Amount in excess of an additional 10% which for the avoidance of doubt may be imposed upon a future Event of Default (other than a Market Capitalization Default), and (B) the occurrence of the Market Capitalization Default does not permit the Holder to accelerate and declare the Mandatory Default Amount due and payable, except to the extent of a qualifying Triggered Conversion Right. Except as expressly waived or modified herein, the A&R Purchase Agreement, the Notes and other Transaction Documents shall remain in full force and effect in accordance with their respective terms.

-1-

2. No Waiver. The parties recognize and acknowledge that by entering into this Agreement, Lind is not waiving any rights or remedies it may have under the Notes, or any other defaults or Events of Default, of which it is not aware as of the date hereof.

3. Representations and Warranties. Each party to this Waiver and Consent hereby represents and warrants to the other party as follows: (a) such party has all requisite power and authority to execute and deliver this Waiver and Consent and to carry out its obligations hereunder; and (b) this Waiver and Consent has been duly executed and delivered by such party and constitutes such party’s legal, valid and binding obligation, enforceable against such party in accordance with its terms.

4. Governing Law. This Waiver and Consent shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws provisions of such state.

5. Headings. The headings in this Waiver and Consent are for reference only and shall not affect the interpretation of this Waiver and Consent.

6. Entire Agreement. This Waiver and Consent, together with the A&R Purchase Agreement, the Notes, constitutes the sole and entire agreement of the parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

7. Counterparts; Electronic Delivery. This Waiver and Consent may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Signatures delivered by facsimile, email or other electronic transmission shall have the same force and effect as original signatures.

8. Expenses. Upon the execution hereof, the Company shall reimburse Lind $7,500 for the expenses of its counsel in reviewing and negotiating this Waiver and Consent.

[Remainder of page intentionally left blank.]

-2-

IN WITNESS WHEREOF, the parties have executed this Waiver and Consent effective as of the Effective Date.

VOLITIONRX LIMITED

Dated: May 21, 2026	By:	/s/ Cameron Reynolds
	Name:	Cameron Reynolds
	Title:	President and Chief Executive Officer

LIND GLOBAL ASSET MANAGEMENT XII LLC

Dated: May 21, 2026	By:	/s/ Jeff Easton
	Name:	Jeff Easton
	Title:	Authorized Person

[Signature Page to Waiver and Consent]